Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

October 23, 2014

Via EDGAR transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Liberty Broadband Corporation

Registration Statement on Form S-1 (File No. 333-197619)

Ladies and Gentlemen:

Liberty Broadband Corporation (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-1 (the “Filing”) of the Issuer to 3:00 p.m. (New York City time) on October 24, 2014, or as soon as practicable thereafter.

In connection with the foregoing request, the Issuer hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Liberty Broadband Corporation

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and
General Counsel